UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RAE Systems Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

75061P102

(CUSIP Number)

with a copy to:
Rudy Acquisition Corp.	Cooley LLP
c/o Battery Ventures	500 Boylston Street
930 Winter Street, Suite 2500	Boston, MA 02116
Waltham, MA 02451	Attention: Alfred Browne
Attention: Morgan Jones	(617) 937-2310
(781) 478-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75061P102

1.	Names of Reporting Persons Rudy Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 18,509,607 (see Introduction and Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,509,607 (see Introduction and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75061P102

1.	Names of Reporting Persons Battery Ventures VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 18,509,607 (see Introduction and Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,509,607 (see Introduction and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 75061P102

1.	Names of Reporting Persons Battery Ventures VIII Side Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 18,509,607 (see Introduction and Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,509,607 (see Introduction and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0%

14.	Type of Reporting Person (See Instructions) PN

Introduction

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of September 19, 2010 (the “Merger Agreement”), by and among Rudy Acquisition Corp., a Delaware corporation (“Parent”), Rudy Merger Sub Corp., a Delaware corporation (“Merger Sub”), and RAE Systems Inc., a Delaware corporation (the “Issuer” or “Company”). Parent and Merger Sub are each affiliates of Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. (collectively, “Battery”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

Concurrently with the execution of the Merger Agreement, Robert Chen, Peter Hsi, Chen Revocable Trust DTD 5/8/2001, Chen Family Foundation and Hsi Family Trust (collectively, the “Voting Parties”), entered into voting agreements with Parent (collectively, the “Voting Agreements”), pursuant to which, among other things, the Voting Parties agreed to vote all of the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Voting Parties, representing approximately 31.0% of the Company’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement. Mr. Chen, the Issuer’s Chief Executive Officer, beneficially owns 15,768,275 shares of Common Stock (which includes 204,166 options to purchase Common Stock exercisable within 60 days of the date of this Schedule 13D), or approximately 26.4% of the outstanding Common Stock and Mr. Hsi, the Issuer’s Vice President, Chief Technology Officer, beneficially owns 2,741,332 shares of Common Stock (which includes 50,000 options to purchase Common Stock exercisable within 60 days of the date of this Schedule 13D) or approximately 4.6% of the outstanding Common Stock.

The summary of the Merger Agreement and the Voting Agreements are qualified in their entirety by the terms and conditions of the Merger Agreement and the Form of Voting Agreement, which are filed as Exhibits 99.1 through 99.2 hereto, respectively, and are incorporated herein by reference.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 3775 North First Street, San Jose, California 95134.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed on behalf of Rudy Acquisition Corp., a Delaware corporation (“Parent”), Battery Ventures VIII, L.P., a Delaware limited partnership (“Battery Ventures VIII”), and Battery Ventures VIII Side Fund, L.P., a Delaware limited partnership (“Battery Ventures Side Fund”, and, together with Battery Ventures VIII, “Battery”), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Parent, Battery Ventures VIII, and Battery Ventures Side Fund are sometimes referred to herein collectively as the “Reporting Persons.”

The principal address of each of Parent, Battery Ventures VIII, and Battery Ventures Side Fund is 930 Winter Street, Suite 2500, Waltham, MA 02451.

The principal business of Parent is to enter into the Merger Agreement. The principal business of Battery is to make private equity and related investments.

The name and principal occupation of each director, executive officer of Parent are as follows:

Name	Positions with Parent	Principal Business or Occupation

Morgan Jones	President, Director	General Partner, Battery Ventures

Jesse Feldman	Secretary, Treasurer, Director	Partner, Battery Ventures

The name of the General Partner of Battery Ventures VIII is Battery Partners VIII, LLC. The name and principal occupation of each managing member of Battery Partners VIII, LLC are as follows:

Name	Positions with Battery Partners VIII, LLC	Principal Business or Occupation

Thomas J. Crotty	Member Manager	General Partner, Battery Ventures
Richard D. Frisbie	Member Manager	General Partner, Battery Ventures
Morgan M. Jones	Member Manager	General Partner, Battery Ventures
Kenneth P. Lawler	Member Manager	General Partner, Battery Ventures
R. David Tabors	Member Manager	General Partner, Battery Ventures
Scott R. Tobin	Member Manager	General Partner, Battery Ventures
Roger H. Lee	Member Manager	General Partner, Battery Ventures
Neeraj Agrawal	Member Manager	General Partner, Battery Ventures
Michael M. Brown	Member Manager	General Partner, Battery Ventures
Sunil S. Dhaliwal	Member Manager	General Partner, Battery Ventures

The name of the General Partner of Battery Ventures Side Fund is Battery Partners VIII Side Fund, LLC. The name and principal occupation of each managing member of Battery Partners VIII Side Fund, LLC are as follows:

Name	Positions with Battery Partners VIII Side Fund, LLC	Principal Business or Occupation
Thomas J. Crotty	Member Manager	General Partner, Battery Ventures
Richard D. Frisbie	Member Manager	General Partner, Battery Ventures
Morgan M. Jones	Member Manager	General Partner, Battery Ventures
Kenneth P. Lawler	Member Manager	General Partner, Battery Ventures
R. David Tabors	Member Manager	General Partner, Battery Ventures
Scott R. Tobin	Member Manager	General Partner, Battery Ventures
Roger H. Lee	Member Manager	General Partner, Battery Ventures
Neeraj Agrawal	Member Manager	General Partner, Battery Ventures
Michael M. Brown	Member Manager	General Partner, Battery Ventures
Sunil S. Dhaliwal	Member Manager	General Partner, Battery Ventures

(d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Parent is a Delaware corporation. Battery Ventures VIII is a Delaware limited partnership and Battery Ventures Side Fund is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were required in connection with the execution and delivery of the Merger Agreement and Voting Agreements. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $105 million. Parent currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by one or more groups of lenders, (ii) equity financing to be provided by Battery and certain rollover investors, and (iii) available cash balances of the Company.

Battery has, pursuant to a Guarantee, dated as of September 19, 2010 (the “Guarantee”),  unconditionally and irrevocably guaranteed all payment obligations of Parent and Merger Sub under the Merger Agreement, including any monetary damages payable to the Company under Section 9.7(b) of the Merger Agreement for Parent’s or Merger Sub’s failure to consummate the Merger under the circumstances described in said Section 9.7(b), but (in all events) subject to the limitations of the Merger Agreement. Battery’s maximum liability under the Guarantee is limited to monetary damages not in excess of $75,000,000.  This Guarantee will terminate upon earlier of the effective time of the Merger or  the termination of the Merger Agreement.

Silicon Valley Bank (the “Lender”) has provided a commitment letter dated September 23, 2010 (the “Lender Commitment Letter”) to Battery pursuant to which the Lender, subject to the terms and conditions therein, committed to (i) provide a term loan in the principal amount of $25,000,000 million (the “Term Loan”) and a revolving credit facility in the principal amount of $5,000,000 million (the “Revolver” and, together with the Term Loan, the “Facilities”), (ii) act as the sole administrative agent for the Facilities, all on the terms and conditions set forth in Lender Commitment Letter. The Facilities will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Company following the closing of the Merger.

The foregoing descriptions of the Lender Commitment Letter and Guarantee are qualified in their entirety by references to the Lender Commitment Letter and Guarantee, which are filed as Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

(a) - (j) On September 19, 2010, Parent, Merger Sub and Issuer entered into the Merger Agreement, pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of the Company’s Common Stock (the “Shares”) outstanding immediately prior to the Effective Time will be converted into the right to receive $1.60 in cash, without interest (the “Merger Consideration”), other than 13,392,857 shares beneficially owned by Mr. Chen and Mr. Hsi which will be exchanged for approximately 30% of the capital stock of Parent (which exchange shares are discussed in more detail below). In addition, at the Effective Time, each then-outstanding option to purchase Common Stock of the Company (the “Company Options”) will become fully vested and will be cancelled in exchange for a cash payment per share equal to the excess, if any, of the Merger Consideration over the exercise price of such Company Option. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, the Voting Parties entered into the Voting Agreements with Parent, in the form attached hereto as Exhibit 99.2, dated as of September 19, 2010, pursuant to which, among other things, the Voting Parties agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement. Pursuant to the Voting Agreements, each Voting Party irrevocably appointed each of Parent and Battery as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (x) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (y) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement. Each Voting Party further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the effective time of the Merger or the termination of the Merger Agreement on its terms and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.

Concurrently with the execution of the Merger Agreement, each of the Hsi Family Trust and the Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”, and together with the Hsi Family Trust, collectively, the “Rollover Stockholders”) entered into a Rollover Agreement with the Parent, in the form attached hereto as Exhibit 99.5, dated as of September 19, 2010 (each, a “Rollover Agreement”) pursuant to which (1) the RLC Trust agreed to surrender 10,701,525 shares of Common Stock (the “RLC Exchange Shares”) in exchange for 17,122,440 shares of common stock of the Parent and 16,951 shares of preferred stock of the Parent, and (2) the Hsi Family Trust agreed to surrender 2,691,332 shares of Common Stock (the “Hsi Exchange Shares” and together with the RLC Exchange Shares, the “Exchange Shares”) in exchange for 4,306,131 shares of common stock of the Parent and 4,263 shares of preferred stock of Parent, in each case immediately prior to the Effective Time.  In addition, pursuant to the terms of the Rollover Agreements, the RLC Trust and the Hsi Family Trust have agreed not to sell, pledge, encumber, grant an option with respect to, transfer or dispose of the Exchange Shares through the Effective Time (including by means of entering into a swap or similar transaction that transfers the economic consequences of ownership of the Exchange Shares), and, in connection therewith, have granted the Parent a first priority lien upon and security interest in the Rollover Stockholders’ respective rights and interest in the Exchange Shares.  The Rollover Agreements will terminate upon termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement, Voting Agreements, and Rollover Agreements are qualified in their entirety by reference to the Merger Agreement, the Form of Voting Agreement, and Form of Rollover Agreement  which are filed as Exhibit 99.1, 99.2, and 99.5 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein.  The ownership percentage appearing on such pages has been calculated based on a total of 59,415,976 shares, which is the number of shares of Issuer’s Common Stock outstanding as of September 19, 2010, as disclosed in the Merger Agreement. As a result of the matters discussed in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Voting Parties.  The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(b)  The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 18,509,607, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no person other than the Voting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 18,509,607 Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1

Agreement and Plan of Merger, dated as of September 19, 2010, by and among RAE Systems Inc., Rudy Acquisition Corp. and Rudy Merger Sub Corp. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.2

Form of Voting Agreement, dated as of September 19, 2010, by and between the Company and each of Robert Chen, Peter Hsi, Chen Revocable Trust DTD 5/8/2001, Hsi Family Trust, and Chen Family Foundation, respectively. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.3	Lender Commitment Letter, dated as of September 23, 2010, between Silicon Valley Bank and Battery Ventures

Exhibit 99.4

Guarantee, dated as of September 19, 2010, by and among RAE Systems Inc., Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. (Incorporated by reference to Exhibit C of Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.5	Form of Rollover Agreement, dated as of September 19, 2010, by and between the Company and each of Chen Revocable Trust DTD 5/8/2001 and Hsi Family Trust, respectively

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2010

RUDY ACQUISITION CORP.

By:	/s/ Jesse Feldman
Name: Jesse Feldman
Title: Secretary

BATTERY VENTURES VIII, L.P.

By:	Battery Partners VIII, LLC, its General Partner

By:	/s/ Neeraj Agrawal
Name: Neeraj Agrawal
Title: Member Manager

BATTERY VENTURES VIII SIDE FUND, L.P.

By:	Battery Partners VIII Side Fund, LLC,
its General Partner

By:	/s/ Neeraj Agrawal
Name: Neeraj Agrawal
Title: Member Manager

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1

Agreement and Plan of Merger, dated as of September 19, 2010, by and among RAE Systems Inc., Rudy Acquisition Corp. and Rudy Merger Sub Corp. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.2

Form of Voting Agreement, dated as of September 19, 2010, by and between the Company and each of Robert Chen, Peter Hsi, Chen Revocable Trust DTD 5/8/2001, Hsi Family Trust, and Chen Family Foundation, respectively. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.3	Lender Commitment Letter, dated as of September 23, 2010, between Silicon Valley Bank and Battery Ventures

Exhibit 99.4

Guarantee, dated as of September 19, 2010, by and among RAE Systems Inc., Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. (Incorporated by reference to Exhibit C of Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 20, 2010)

Exhibit 99.5	Form of Rollover Agreement, dated as of September 19, 2010, by and between the Company and each of Chen Revocable Trust DTD 5/8/2001 and Hsi Family Trust, respectively